Filed Pursuant to Rule 433

Registration Statement No. 333-282208

Pricing Term Sheet

Dated September 23, 2024

First American Financial Corporation

Pricing Term Sheet

Issuer:	First American Financial Corporation

Security Description:	5.450% Senior Notes due 2034

Ratings (Moody’s / S&P / Fitch)*:	Moody’s Baa2 (Stable) / S&P BBB- (Stable) / Fitch BBB (Stable)

Size:	$450,000,000

Trade Date:	September 23, 2024

Settlement Date:	September 30, 2024 (T+5**)

Maturity:	September 30, 2034

Interest Payment Dates:	March 30 and September 30, commencing March 30, 2025. The initial interest period will be the period from and including the settlement date, to but excluding March 30, 2025, the first interest payment date.

Coupon:	5.450%

Benchmark Treasury:	3.875% due August 15, 2034

Benchmark Treasury Price/ Yield:	101-02+ / 3.743%

Spread to Benchmark Treasury:	T+175 basis points

Yield to Maturity:	5.493%

Price to Public:	99.673% of principal amount

Net Proceeds (before expenses and after underwriting fees):	$445,603,500

Optional Redemption:	Prior to June 30, 2034 (the date that is three months prior to the maturity date), make-whole call at T+30 basis points.

Par Call:	On or after June 30, 2034 (the date that is three months prior to the maturity date).

CUSIP / ISIN:	31847RAJ1 / US31847RAJ14

Joint Book-Running Managers:	J.P. Morgan Securities LLC Goldman Sachs & Co. LLC
PNC Capital Markets LLC BofA Securities, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:

BMO Capital Markets Corp.

Capital One Securities, Inc.

Citigroup Global Markets Inc.

Citizens JMP Securities, LLC

KeyBanc Capital Markets Inc.

BTIG, LLC

Dowling & Partners Securities, LLC

Loop Capital Markets LLC

Truist Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

**

Note: We expect that delivery of the Notes will be made to investors on or about September 30, 2024, which will be the fifth business day following the date of the pricing of the Notes (such settlement cycle referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to one business day before September 30, 2024 will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisers in connection with that election.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Goldman Sachs & Co. LLC collect at (201) 793-5170 or PNC Capital Markets LLC toll-free at (855) 881-0697.

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